Form U-6B-2

                           Certificate of Notification

                                   Enron Corp.

     Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

1.   Type of security or securities.

     Revolving promissory notes and term promissory notes.

2.   Issue, renewal or guaranty.

     Issuances of promissory notes by Transwestern Pipeline Company. Guaranty by Transwestern Holding Company, Inc. of the issuances of promissory notes by Transwestern Pipeline Company.

3.   Principal amount of each security.

                                                   Term B         Revolving
                                                 Commitment         Credit
         Name of Initial Lender                      ($)         Commitment ($)
         ----------------------                      ---         --------------

Wachovia Bank, National Association             325,000,000       19,000,000
SunTrust Bank                                    19,000,000       19,000,000
Bank One, NA                                      9,000,000       12,000,000
Citicorp USA, Inc.                                9,000,000       12,000,000
Union Bank of California, N.A                     9,000,000       12,000,000
Harris Nesbitt Financing, Inc.                    6,000,000       12,000,000
Bank of Scotland                                  4,000,000        8,500,000
Newcourt Capital USA, Inc.                        4,000,000        8,500,000
Fortis Capital Corp.                              4,000,000        8,500,000

                                                   Term B         Revolving
                                                 Commitment         Credit
         Name of Initial Lender                      ($)         Commitment ($)
         ----------------------                      ---         --------------

Australia and New Zealand Banking                 4,000,000        8,500,000
Group Limited
Southwest Bank of Texas, N.A                      4,000,000        8,500,000
Commerzbank AG, New York and Grand                        0        9,000,000
Cayman Branches
Allied Irish Banks, p.l.c.                                0        6,500,000
PB Capital Corporation                            3,000,000        6,000,000
Total                                           400,000,000      150,000,000


4.   Rate of interest per annum of each security.

     Variable.

5.   Date of issue, renewal or guaranty of each security.

     3 May 2004.

6.   If renewal of security, give date of original issue.

     Not applicable.

7.   Date of maturity of each security.

     30 April 2008 in the case of the obligations consisting of revolving loan advances, and 30 April 2009 in the case of obligations consisting of term loan advances.

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     See the information provided in the table in Item 3.

9.   Collateral given with each security, if any.

     Security interest in substantially all of the assets of Transwestern Pipeline Company. Pledge by Transwestern Holding Company, Inc. of the stock of Transwestern Pipeline Company.

10.  Consideration received for each security.

     Advances by the Lenders to the Borrower under the          $ 42,000,000.00
     Revolving portion of the Credit Agreement

     Advances by the Lenders to the Borrower under the          $400,000,000.00
     Term portion of the Credit Agreement

TOTAL ADVANCES:                                                 $442,000,000.00
                                                                ===============


11.  Application of proceeds of each security.



                                                                ---------------
(1)  Payoff existing credit facility                            $437,204,788.46
                                                                ---------------
(2)  Fees:
     (i)   Structuring Fee to Wachovia Bank                     $  1,125,000.00
     (ii)  Agency Fee to Wachovia Bank                          $    100,000.00
     (iii) Upfront Fees to Lenders                              $    796,875.00
     (iv)  Term Loan Incentive Fee payable to Wachovia          $  1,000,000.00

     Total Fees:                                                $  3,021,875.00

(3)  Bank Expenses                                              $    100,218.44
     Legal Fees                                                 $    766,533.04

(4)  Transwestern Pipeline Company                              $    906,585.06



TOTAL DISBURSEMENTS                                             $442,000,000.00
                                                                ===============



12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of
     Section 6(a) because of:

     (a) the provisions contained in the first sentence of Section 6(b).

     (b) the provisions contained in the fourth sentence of Section 6(b).

     (c) the provisions contained in any rule of the Commission other than
         Rule U-48.                                                          X

(If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b)


Enron Corp.


By:    /s/ Joel N. Ephross
       -------------------------
Name:  Joel N. Ephross
Title: Assistant General Counsel

Date:  6 May 2004